Filed pursuant to rule 253(g)(2)

File Number: 024-11020

SUPPLEMENT DATED JUNE 21, 2022
TO OFFERING CIRCULAR DATED JANUARY 19, 2022 OF RAD DIVERSIFIED REIT, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated January 19, 2022 of RAD Diversified REIT, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1721469/000110465922005564/tm223896d1_253g2.htm.

The purpose of this supplement is to announce the change in price per share to $20.03 in accordance with the process set out in “Determination of Offering Price” in the Offering Circular.